ALLTEL CORPORATION

One Allied Drive, Little Rock, Arkansas 72202

April 29, 2005

Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:    ALLTEL Corporation

          Form S-4

          Filed March 25, 2005

          File No. 333-123596

          Form 10-K for the fiscal year ended December 31, 2004

          Filed February 10, 2005

          File No. 1-4996

Dear Mr. Spirgel:

This letter responds to your letter dated April 20, 2005 wherein you make comments to the Form S-4 filed by ALLTEL Corporation ("ALLTEL") on March 25, 2005 relating to the merger of Western Wireless Corporation ("Western Wireless") into a wholly-owned subsidiary of ALLTEL (the "Form S-4") and the Form 10-K filed by ALLTEL on February 10, 2005 for its fiscal year ended on December 31, 2004 (the "Form 10-K"). For your convenience, ALLTEL has restated each comment in its entirety with the response of ALLTEL and Western Wireless, as applicable, following immediately thereafter. Concurrent with the delivery of this letter, we have filed Amendment No. 1 to Form S-4 that effects the amendments described in our response.

Very truly yours,

/s/ Francis X. Frantz

Francis X. Frantz

cc:     Robert S. Littlepage, Jr.

          Andrew Mew

          Daniel Zimmerman

ALLTEL Form S-4

General

SEC Comment #1

Please provide draft legal and tax opinions as soon as possible to allow us time for review.

Response

We have attached the form of opinion of Kutak Rock LLP as to the legality of the securities to be issued as Exhibit 5.1 to Amendment No. 1 to Form S-4 and the forms of opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Jones Day regarding certain Federal income tax matters as Exhibits 8.1 and 8.2, respectively, to Amendment No. 1 to Form S-4.

Prospectus Cover Page / Letter to Shareholders

SEC Comment #2

Please revise to briefly clarify that ALLTEL will be the surviving company in the merger and that Western Wireless' shares will cease being traded.

Response

The Form S-4 is amended by revising the second paragraph of the Prospectus Cover Page/Letter to Shareholders.

SEC Comment #3

Please revise to disclose the total number of shares to be issued by ALLTEL in the transaction pursuant to this prospectus. See Item 501(b)(2) of Regulation S-K.

Response

The Form S-4 is amended by revising the fourth paragraph to the Prospectus Cover Page/Letter to Shareholders.

SEC Comment #4

Please disclose the approximate value of the transaction and the approximate percentage of the combined company that Western Wireless shareholders will own.

Response

The Form S-4 is amended by revising the fourth paragraph to the Prospectus Cover Page/Letter to Shareholders.

Summary, page 5

Recent Developments, page 5

SEC Comment #5

Please revise to clarify how the May 17, 2005, issuance of shares under the purchase contracts will be relevant to Western Wireless shareholders' decision. For example, discuss the change in percentage of the combined entity that Western Wireless shareholders will own and the possible impact on the value of the merger consideration. In addition, briefly highlight why ALLTEL remarketed the senior notes underlying the corporate units.

Response

The Form S-4 is amended by adding a new third paragraph and revising the first and fourth paragraphs to the Section titled "Settlement of Equity Unit Purchase Contracts" on page 5.

ALLTEL's Reasons for the Merger, page 8

SEC Comment #6

Indicate that the increase in wireless revenue mix is from 60 percent to nearly 70 percent. In addition, characterize the markets (e.g. rural states) where ALLTEL will be able to increase its retail position.

Response

The Form S-4 is amended by revising the paragraph titled "ALLTEL's Reasons for the Merger" on page 9.

Interests of Certain Persons in the Merger, page 8

SEC Comment #7

Briefly highlight the types of "interests" (severance, retention, etc.) insiders may have in the merger that are not shared by Western Wireless' shareholder base.

Response

The Form S-4 is amended by revising the paragraph titled "Interests of Certain Persons in the Merger" on page 9.

Comparative Historical and Pro Forma Per Share Data, pages 18 and 19

SEC Comment #8

Clarify in footnote (a) that an investor will receive $9.25 per share in cash in addition to ALLTEL common stock determined using the 0.535 exchange ratio.

Response

The Form S-4 is amended by revising footnote (a) on page 19.

SEC Comment #9

Provide additional Western Wireless equivalent per share data to present the effects of a 0.7 exchange ratio. In a footnote explain to Western Wireless shareholders that this presentation reflects the equivalent pro forma per share information as if they elected to receive only shares of ALLTEL common stock for their Western Wireless shares.

Response

The Form S-4 is amended by adding a new footnote (b) to the table on page 19 to provide such presentation.

Risk Factors, page 25

Risks Related to the Merger, page 25

SEC Comment #10

We note the risk factors beginning at page 22 of Western Wireless' Form 10-K for the fiscal year ended December 31, 2004. Advise in your response letter why none of these risk factors are included in the Form S-4.

Response

The Form S-4 is amended on page 26 to add the 1st risk factor in Western Wireless' Form 10-K regarding risks related to the merger.

As outlined below, ALLTEL believes the Form S-4 includes risks factors that adequately address the following risks detailed in Western Wireless' Form 10-K that will be faced by the combined company:

    The 2nd risk factor in Western Wireless' Form 10-K regarding roaming arrangements (see the first risk factor in the Section titled "Risks Related to ALLTEL" on page 28).
    The 6th risk factor in Western Wireless' Form 10-K regarding capital needs (see the third risk factor in the Section titled "Risks Related to ALLTEL" on page 28).
    The 8th risk factor in Western Wireless' Form 10-K regarding competition in the telecommunications industry (see the first risk factor in the Section titled "Risks Related to ALLTEL" on page 28).
    The 9th, 18th, 19th, 20th, 21st and 22nd risk factors in Western Wireless' Form 10-K regarding international operations. In the fifth risk factor in the Section titled "Risks Related to the Merger" on page 25, there is a discussion of the new risks to ALLTEL associated with assuming Western's international operations. However, this discussion is not as expansive as the discussion of risks related to international operations included in Western Wireless Form 10-K because international operations are more significant to Western Wireless' operations than they will be to the combined company following the merger. By way of illustration, international operations accounted for approximately 45% of Western Wireless' revenues for fiscal 2004, while on a pro forma historical basis revenue from international operations accounted for approximately less than 9% of the combined company for fiscal 2004.
    The 3rd, 11th and 12th risk factors in Western Wireless' Form 10-K regarding governmental regulations and FCC licenses (see the second risk factor in the Section titled "Risks Related to ALLTEL" on page 28).

ALLTEL believes the following risk factors in Western Wireless' Form 10-K are not applicable to the combined company following the merger for the reasons stated below:

    The 4th risk factor in Western Wireless' Form 10-K regarding significant debt and its ability to raise capital. Unlike Western Wireless, ALLTEL has long-term debt with an investment grade rating and much greater access to liquidity and capital resources, and we expect these attributes to continue following the merger for the combined company.
    The 5th risk factor in Western Wireless' Form 10-K regarding restrictive covenants in its debt obligations. Unlike Western Wireless, ALLTEL has and expects to continue to have following the merger an investment grade rating in its long-term debt. As a result, ALLTEL expects either to repay and terminate Western Wireless' debt obligations following the merger or to be able to maintain compliance with the restrictive covenants contained in such obligations.
    The 7th risk factor in Western Wireless' Form 10-K regarding historical losses. ALLTEL has not historically sustained losses from continuing operations.
    The 17th risk factor in Western Wireless' Form 10-K regarding control by management. Unlike Western, ALLTEL does not have a separate class of stock with superior voting rights.

The remaining risk factors in Western Wireless' Form 10-K are referenced below. While these risk factors may apply to any issuer in the telecommunications industry, ALLTEL does not believe that these risk factors present one of the significant risk factors that should be considered by an investor in ALLTEL's common stock (including on a combined basis after the merger).

    The 10th risk factor in Western Wireless' Form 10-K regarding failure to develop future businesses.
    The 13th risk factor in Western Wireless' Form 10-K regarding wireless portability.
    The 14th risk factor in Western Wireless' Form 10-K regarding concerns about health and safety relating to wireless services.
    The 15th risk factor in Western Wireless' Form 10-K regarding restructurings, spin-offs or divestitures.
    The 16th risk factor in Western Wireless' Form 10-K regarding loss of senior management.

The Merger, page 30

Background of the Merger, page 30

SEC Comment #11

Please expand your discussion on page 30 regarding the September 7 and September 22, 2004, meetings to address the genesis for both sides meeting to discuss a possible merger.

Response

The Form S-4 is amended by adding a new third and fourth paragraph to the Section titled "Background of the Merger" on page 30.

SEC Comment #12

Please revise to expand your discussion on page 31 to disclose how Mr. Stanton and Mr. Ford determined "an exchange ratio of approximately 0.7 shares of ALLTEL common stock for each share of Western Wireless common stock that would result in a value per share of Western Wireless common stock of approximately $40."

Response

The Form S-4 is amended by revising the sixth paragraph to the Section titled "Background of the Merger" on page 30.

SEC Comment #13

Please revise to expand your discussion on page 31 regarding "certain other terms" of the proposed merger, which the parties discussed on December 15 and 16, 2004.

Response

The Form S-4 is amended by revising the eighth paragraph to the Section titled "Background of the Merger" on page 30.

SEC Comment #14

Please briefly describe the alternative transactions that the Western Wireless board considered on December 17, 2004, as well as the proposals made to "two potential purchasers of Western Wireless." Explain how these potential purchasers were selected. Also explain why the Western Wireless board determined that a merger was necessary at that time.

Response

The Form S-4 is amended by revising the tenth paragraph to the Section titled "Background of the Merger" on page 30. Western Wireless informed ALLTEL that Western Wireless did not make any specific proposals to the two potential purchasers referenced in the disclosure but only authorized that they be contacted to test their potential interest in acquiring Western Wireless. With respect to the last sentence of the staff's comment, Western Wireless further informed ALLTEL that the Western Wireless board made no determination at this time that a merger was necessary.

SEC Comment #15

Revise to disclose why the parties rejected price protection mechanisms and why they agreed to the addition of a cash portion to the merger consideration during meetings on January 5, 2005.

Response

The Form S-4 is amended by revising the twelfth paragraph to the Section titled "Background of the Merger" on page 30.

SEC Comment #16

Describe the "open issues still remaining" and the "other risks in connection with the proposals," that the Western Wireless board discussed on January 7, 2005. Describe how the "significant open issues" were resolved before the January 9, 2005, Western Wireless board meeting.

Response

With respect to the "other risks", the Form S-4 is amended by revising the fourteenth paragraph to the Section titled "Background of the Merger" on page 30. With respect to the references to "open issues", Western Wireless has informed ALLTEL that these references are descriptive of the events that occurred during the meeting and that Western Wireless is of the view that detail of the "back-and-forth" on specific merger agreement issues that were later resolved is not material or useful to Western Wireless shareholders.

Recommendation of the Western Wireless Board;

Western Wireless' Reasons for the Merger, page 33

Financial Terms - Premium Valuation;

Continued Interest in Combined Company, page 33

SEC Comment #17

We note that the board considered how the merger consideration reflected a premium over current market value for Western Wireless shareholders. Also indicate what is the value of the per share merger consideration as of the most recent date practicable.

Response

The Form S-4 is amended by adding a new paragraph at the end of the Section titled "Financial Terms - Premium Valuation" on page 34.

SEC Comment #18

The caption indicates that the Western Wireless board considered a "continued interest in [the] combined company" to be a material factor in approving and recommending the merger. Please revise to explain.

Response

The Form S-4 is amended by deleting the caption reference on page 34, which was an error. The point is covered substantively in the next Section below, titled "Opportunity to Participate in a Stronger Combined Company After the Merger."

Opportunity to Participate in a Stronger Combined Company After the Merger, page 34

SEC Comment #19

Please revise to explain, if material, the consideration that the board gave to the impact that greater post-merger size and geographic coverage will have on ALLTEL's and Western Wireless' status as Eligible Telecommunications Carriers in order to receive federal and state Universal Service Fund support.

Response

Western Wireless has informed ALLTEL that the Western Wireless Board did not give material consideration, if any, to the factor referenced in the staff's comment.

SEC Comment #20

Please disclose the basis for the board's belief that the combined company will be a more attractive acquisition target than the companies would be separately.

Response

The Form S-4 is amended by revising the third bullet point under the Section titled "Opportunity to Participate in a Stronger Combined Company After the Merger" on page 34.

Alternatives to the Merger and Advantages of the ALLTEL Transaction, page 34

SEC Comment #21

Please revise to clarify "the strong strategic fit" and the "geographical contiguity" between Western Wireless' operations and those of ALLTEL.

Response

The Form S-4 is amended by revising the second bullet point to the second paragraph under the Section titled "Alternatives to the Merger and Advantages of the ALLTEL Transaction" on page 35.

SEC Comment #22

Please advise us in your response letter what consideration the Western Wireless board gave, when deciding against continued independence, to potential acceleration of its credit facilities and potential changed treatment of its deferred tax attributes as a result of the proposed merger.

Response

Western Wireless has informed ALLTEL that the Western Wireless Board did not give material consideration, if any, to the factor referenced in the staff's comment.

Opinion of Financial Advisor to Western Wireless, page 36

SEC Comment #23

Please provide us with copies of all materials used by Bear Stearns during their presentations to the Western Wireless board. Also provide us with copies of all projections the advisors used in their analyses.

Response

Counsel for Bear Stearns is simultaneously and supplementally providing the Commission staff with a copy of the presentation made by Bear Stearns to the Western Wireless board in connection with the rendering of their fairness opinion. Summaries of the projections used by Bear Stearns in its analyses are included on pages 9 through 14 of the Bear Stearns presentation.

SEC Comment #24

Please disclose the date that Bear Stearns was engaged to provide their advisory services. Also provide us with a copy of the engagement letter.

Response

The Form S-4 is amended by revising the first paragraph to the Section titled "Opinion of Financial Advisor to Western Wireless" on page 37. Bear Stearns has informed Western Wireless and ALLTEL that Bear Stearns believes the revisions made to the Form S-4 in response to comments 26 and 27 below fully disclose all of the information required by Item 1015(b)(4) of Regulation M-A.

SEC Comment #25

Please disclose any instructions or limitations regarding the fairness opinions that the Western Wireless board provided to Bear Stearns. See Item 1015(b)(6) of Regulation M-A.

Response

The Form S-4 is amended by revising the second paragraph to the Section titled "Opinion of Financial Advisor to Western Wireless" on page 37.

SEC Comment #26

Please quantify the compensation that Bear Stearns will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years. See Item 1015(b)(4) of Regulation M-A.

Response

The Form S-4 is amended by revising the last two paragraphs to the Section titled "Opinion of Financial Advisor to Western Wireless" on page 37.

SEC Comment #27

Disclose the amount of the advisor's fee that is contingent on consummation of the merger. Also revise references to the advisor's opinion and the analyses appearing in "Recommendation of the Western Wireless Board" to address these contingent payments.

Response

The Form S-4 is amended by revising the second to last paragraph to the Section titled "Opinion of Financial Advisor to Western Wireless" on page 37 and the paragraph to the Section titled "Opinion of Financial Advisor to Western Wireless" on page 35.

Summary of Financial Analyses, page 37

SEC Comment #28

For each analysis, please briefly describe the criteria used to select the comparable companies and transactions and what "certain financial information" was considered.

Response

The Form S-4 is amended by adding disclosures regarding the criteria used to select the comparable companies and transactions and the "certain financial information" on pages 39, 40, and 43.

SEC Comment #29

Please revise to clarify what you mean by "enterprise values" and "transaction enterprise values."

Response

The Form S-4 is amended by revising the second paragraph to the Section titled "Selected Precedent Merger and Acquisition Transactions" on page 40.

Western Wireless Valuation, page 38

SEC Comment #30

Explain in more detail the differences between the projections used in "Case 1" and "Case 2."

Response

The Form S-4 is amended by revising the first paragraph to the Section titled "Western Wireless Valuation" on page 39.

Discounted Cash Flow Analysis, page 41

SEC Comment #31

Please expand your discussion of how Bear Stearns calculated the weighted average cost of capital, or WACC, ranges for Western Wireless' domestic wireless business and their international wireless business. Provide similar discussions regarding the WACC ranges used for ALLTEL at page 43. Similarly expand your discussion of how Bear Stearns determined the terminal value multiples for these discounted cash flow analyses.

Response

The Form S-4 is amended by revising the second and third paragraphs to the Section titled "Western Wireless Valuation - Discounted Cash Flow Analysis" on page 42 and the second and third paragraph to the Section titled "ALLTEL Valuation- Discounted Cash Flow Analysis" on page 44.

ALLTEL Valuation, page 41

Selected Precedent Merger and Acquisition Transactions, page 42

SEC Comment #32

Please advise us in your response letter why Bear Stearns used historical EBITDA multiples in their analysis of selected precedent transactions for ALLTEL on pages 42-43. In contrast, the corresponding analysis for Western Wireless at pages 39-41 uses forward-looking multiples.

Response

Bear Stearns has advised ALLTEL and Western Wireless that due to the EBITDA growth profile of most wireless service providers as compared to wireline providers, investors are typically willing to pay a higher premium to acquire wireless companies and/or wireless operations than they would pay to acquire a business with a stable EBITDA profile, such as wireline companies. Accordingly, Bear Stearns has informed ALLTEL and Western Wireless that Bear Stearns believes that, in order to analyze and compare the implied enterprise values of the selected precedent wireless merger and acquisition transactions, the forward EBITDA multiple is the most appropriate metric as it reflects the growth profile of the acquired company.

Bear Stearns has advised ALLTEL and Western Wireless that in contrast, based on the stable EBITDA profile of most wireline companies, Bear Stearns believes that the LTM EBITDA multiple is the most appropriate metric for comparing the transaction enterprise values implied by the selected precedent wireline merger and acquisition transactions. Bear Stearns has informed ALLTEL and Western Wireless that Bear Stearns determined that, as these companies typically have little to no year-over-year EBITDA growth, the LTM EBITDA multiple appropriately reflects both the transaction enterprise value and stable EBITDA profile of the acquired company.

Merger Consequences, page 44

Synergies, page 44

SEC Comment #33

Please revise to provide more detail regarding the sources, amounts and timing of the synergies estimated by ALLTEL's management.

Response

The Form S-4 is amended by revising the Section titled "Synergies" on page 45.

ALLTEL's Reasons for the Merger, page 46

SEC Comment #34

Please revise to provide more detail regarding ALLTEL's reasons for the merger. For example, the current discussion describes some of the benefits considered, but does not seem to discuss risks. Also, provide more detail on the "various other reasons" that the ALLTEL board considered. In expanding this discussion, please describe what consideration the ALLTEL board gave to alternative uses of the May 17, 2005, settlement proceeds from the purchase contracts.

Response

The Form S-4 is amended by adding a second paragraph and revising the first and third paragraphs to the Section titled "ALLTEL's Reasons for the Merger" on page 48. ALLTEL's board did not discuss specific alternative uses of the May 17, 2005, settlement proceeds from the purchase contracts.

Material United States Federal Income Tax Consequences of the Merger, page 50

SEC Comment #35

It appears that you intend the tax discussion to be counsel's opinion. If so, please revise to clearly state that this is counsel's opinion and to identify the counsel rendering the opinion.

Response

The Form S-4 is amended by revising the fourth paragraph to the Section titled "Material United States Federal Income Tax Consequences of the Merger " on page 52.

SEC Comment #36

We note the statement on page 51 that "[t]he remainder of this discussion assumes that the merger will qualify as a reorganization." Counsel may not assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction.

Response

The Form S-4 is amended by revising the fourth paragraph to the Section titled "Material United States Federal Income Tax Consequences of the Merger " on page 52.

The Merger Agreement, page 55

Merger Consideration, page 55

SEC Comment #37

Highlight that the merger consideration is fixed and that any Western Wireless shareholder who receives ALLTEL common stock as part of the merger consideration may receive less value than what was anticipated at the time of approval of the merger if the price of ALLTEL's stock declines.

Response

The Form S-4 is amended by revising the first paragraph of the Section titled "Merger Consideration" on page 57.

Explanation of Proration, page 56

SEC Comment #38

Please revise to provide proration examples for individual shareholders, under a separate heading from your description of the proration mechanics. As currently drafted, your examples are difficult to find. Also consider providing tabular disclosure of consideration received and aggregate per share consideration value for a range of election percentages and ALLTEL stock prices.

Response

The Form S-4 is amended by moving the proration examples into a separate Section titled "Examples of Proration" on page 59, which includes a table disclosing consideration to be received and aggregate per share consideration value for a range of election percentages and ALLTEL stock prices.

Explanation of Potential Adjustment to Merger Consideration, page 58

SEC Comment #39

We note your reference to the potential NYSE requirement of ALLTEL shareholder approval. Regarding this requirement, please advise us in your response letter what consideration you gave to ALLTEL's expected issuance of about 7% of their currently outstanding stock on the May 17, 2005, settlement of the purchase contracts, in addition to the shares to be issued in the merger. In addition, disclose what percentage of ALLTEL stock you expect to issue as merger consideration.

Response

At the time the merger agreement was executed and the time the Form S-4 was filed, ALLTEL expected that the settlement of the purchase contracts on May 17, 2005, would occur prior to the consummation of the merger. However, for purposes of assessing the NYSE shareholder approval requirement, ALLTEL's calculations of the percentage of shares to be issued in the merger demonstrated that the merger would not trigger the shareholder approval requirement even if the merger closed prior to the settlement of the purchase contracts.

It is now apparent that ALLTEL will issue the additional shares in connection with the settlement of the purchase contracts prior to the closing of the merger of ALLTEL and Western Wireless. Therefore, the paragraph titled "Explanation of Potential Adjustment to Merger Consideration" on page 61 of the Form S-4 has been revised to inform Western Wireless shareholders of the percentage of ALLTEL stock expected to be issued as merger consideration.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 98

Unaudited Pro Forma Combined Condensed Statement of Income, page 99

SEC Comment #40

Refer to the Pro Forma Combined Statement of Income. Since ALLTEL's service and product revenues individually exceed 15% of your average net income in the most recent three fiscal years, please separately present these items on the face of the pro forma financial statements. Refer to Rule 11-02 (b) (3) of Regulation S-X.

Response

The pro forma combined statement of income on page 103 of the Form S-4 has been revised to separately present service revenues and product sales.

SEC Comment #41

Quantify in footnote (d) the amounts of deferred revenue and deferred acquisition costs eliminated by this adjustment. Also, explain in footnote (d) how you determined the amount of deferred revenue to record in your purchase accounting.

Response

ALLTEL did not record any deferred revenue related to Western Wireless' operations as part of its purchase price accounting. Footnote (d) on page 104 of the Form S-4 has been revised to disclose the amount of deferred revenue and deferred acquisition costs eliminated. Other than the amounts written-off, Western Wireless had no other deferred revenues.

SEC Comment #42

Refer to footnote (f). Explain in your response letter why you did not allocate any value to the Western Wireless roaming agreements with Cingular Wireless, AT&T Wireless, T-Mobile USA and Verizon Wireless Corporation in view of their significance to Western Wireless' business operations. Revise your pro forma financial statements, as appropriate and elsewhere throughout the filing.

Response

ALLTEL recognizes the significance of these agreements to Western Wireless' current operations on a stand alone basis. ALLTEL currently has roaming agreements with the carriers that generate most of Western Wireless' roaming revenues. Accordingly, the Western Wireless roaming agreements provide no significant additional value to ALLTEL post merger. As a result, no value was assigned to these agreements in the preliminary purchase price allocation.

SEC Comment #43

Refer to footnote (f)(5). Advise in your response letter and disclose the assumptions and the fair value methodology you used in arriving at the fair value adjustments of $427.5 million to the carrying value of property, plant and equipment related to the international operations of Western Wireless. Are you calculating the adjustments based on current replacement cost pursuant to paragraph 37d(1) of SFAS 141?

Response

Western Wireless acquired its Austrian subsidiary, tele.ring Telekom Services GmbH ("tele.ring"), in a purchase transaction in June 2001 at a substantial discount to book value. As a result, Western Wireless recorded a significant write down in the carrying value of the network assets of tele.ring to reflect this discounted purchase price. The write-down resulted in a $427.5 million difference in the basis of the assets for Western Wireless as compared to the book value of the assets on the statutory financial statements for tele.ring. Given the fact that ALLTEL is acquiring Western Wireless for a premium, ALLTEL believes it was appropriate to reflect this adjustment to increase the value of property, plant and equipment in our preliminary purchase price allocation.

As noted above, ALLTEL did not calculate this preliminary purchase price adjustment based on current replacement cost pursuant to paragraph 37d(1) of SFAS 141. ALLTEL currently does not have sufficient information to determine replacement cost of Western Wireless' network assets for use in the pro forma combined financial statements and, as ALLTEL has seen no evidence that replacement cost might be materially different from the current statutory book value of property, plant and equipment of tele.ring, ALLTEL made the assumption that statutory book value approximates fair value, as determined by replacement cost pursuant to paragraph 37d(1) of SFAS 141.

Footnote (f)(5) on page 106 of the Form S-4 has been revised to explain ALLTEL's methodology.

SEC Comment #44

Refer to footnote (f)(6). We note your purchase price allocation of $317.5 million to customer base, $500 million to international cellular licenses, $223 million to domestic cellular licenses of Western Wireless. You state that "the allocation of value to intangible assets was based on assumptions to the value of customers and cellular licenses..." Please advise in your response letter and disclose the assumptions and your fair value methodology you used in calculating the assigned values of these intangibles.

Response

For purposes of determining the preliminary purchase price allocation, ALLTEL utilized a market approach in arriving at fair value for the amounts assigned to customer base and the domestic and international wireless licenses. The market approach was used due to the fact that ALLTEL has not yet completed more detailed calculations utilizing other valuation methodologies such as a discounted cash flow analysis, which is generally used when determining fair value for these intangible assets. To determine fair values, ALLTEL utilized a third party valuation firm to derive market values for the customer base (on a per subscriber basis) and cellular licenses (on a per POP basis) based on publicly available data for similar transactions in the wireless industry.

Footnote (f)(6) on page 107 of the Form S-4 has been revised to explain ALLTEL's methodology.

SEC Comment #45

Refer to adjustments (c) and (f). Explain to readers the reason(s) for the decrease in the fair values of the Western Wireless identifiable intangible assets, and advise us in detail. Your valuations are difficult to understand given that the intangible assets reported on the Western Wireless balance sheet only reflect the fair values of assets it acquired, as of the dates of its past acquisitions, subsequently reduced for amortization. The historic Western Wireless intangible asset balances do not reflect internally generated intangible assets or post acquisition enhancements in the value of acquired intangible assets. Your valuations seem to suggest that the Western Wireless business has experienced significant negative trends and circumstances which management expects will continue. It also suggests that the Western Wireless intangible assets were impaired as of December 31, 2004. Please advise in your response letter in detail and provide readers a comprehensive plain English discussion of management's underlying assumptions concerning the Western Wireless business and its anticipated future prospects. In light of the significant amount of goodwill that will be acquired, you should also explain to readers why management believes the Western Wireless purchase price is not excessive given the impairment in the fair value of identified intangible assets.

Response

Although there are significant differences between the values assigned to Western Wireless' identifiable intangible assets by ALLTEL in the preliminary purchase price allocation as compared to the book value of these assets in Western Wireless' historical financial statements, ALLTEL believes those differences can be explained as a result of the different valuation methodologies utilized by the parties. As noted in ALLTEL's response to SEC Comment No.44, ALLTEL's preliminary purchase price allocation was based solely on a market approach, while Western Wireless utilized an income approach in its annual SFAS 142 impairment test, as further discussed below. Both methodologies are acceptable for valuation purposes. Furthermore, regardless of any values ultimately assigned by ALLTEL in the purchase price allocation, the fact that ALLTEL paid a significant premium over book value to acquire Western Wireless would support that there was no impairment in Western Wireless' intangible assets as of December 31, 2004.

The majority of Western Wireless' identified intangible assets are cellular licensing costs resulting from past acquisitions. As noted above, Western Wireless utilized an income approach in its annual SFAS 142 impairment test. This income approach, also referred to as the Greenfield income approach, is a commonly used valuation methodology for cellular licenses within the wireless industry. Note that ALLTEL also uses this approach for valuation of cellular licenses in acquisitions and in performing annual impairment tests for purposes of SFAS 142. This approach seeks to isolate the income that is attributable to a license by itself (apart from tangible assets, identified intangible assets, and goodwill) and results are meant to represent the amount an investor would be willing to pay for a license to operate a wireless communications business, which is a function of the cash flows expected to be generated from the hypothetical startup of a similar business in the same markets. Western Wireless had made certain assumptions in their calculations based on its historical experiences in operating its business as to future churn rates, long-term discount rate, expected market penetration levels, and the time and level of capital expenditures required to build out a network capable of supporting over one million wireless customers. In contrast, the market approach utilized by ALLTEL determined fair value based on per POP license values derived from valuations of recent acquisitions in the wireless industry. Ultimately, when the final purchase price allocation is completed by ALLTEL as a result of the Western Wireless acquisition, it is ALLTEL's expectation that the values assigned to cellular licenses will be based on a combination of the Greenfield income approach and the market approach.

In response to the last sentence of the staff's comment, footnote (f)(6) on page 107 of the Form S-4 has been revised to include the following explanation for the premium paid by ALLTEL.

ALLTEL believes the merger with Western Wireless provides significant strategic value and importance. As a result of the merger, ALLTEL expects to increase its wireless revenue mix to from approximately 60 percent to nearly 70 percent of its total consolidated revenues. ALLTEL will achieve additional scale by adding approximately 1.3 million domestic wireless customers (excluding reseller customers) in 19 midwestern and western states that are contiguous to ALLTEL's existing wireless properties, increasing the number of wireless customers served by ALLTEL to more than 10 million customers in 33 states. ALLTEL also will add approximately 1.6 million international wireless customers in six countries. In addition, the merger will permit ALLTEL to increase its retail position in these domestic, rural markets where it can leverage ALLTEL's brand and marketing experience and bring significant value to customers by offering competitive national rate plans. ALLTEL also will diversify its wireless roaming revenue sources and, as a result of offering multiple technologies, ALLTEL will become a leading independent roaming partner for the four national carriers in the markets served by ALLTEL. ALLTEL also will enhance its strategic options as the wireless industry continues to restructure while preserving ALLTEL's strong financial position. Finally, ALLTEL expects to achieve reductions in centralized operations costs and interest expense savings as a result of the merger.

SEC Comment #46

Give pro forma effect to your wireless asset transaction with Cingular, expected to occur in the second quarter of 2005, or advise in your response letter.

Response

On April 14, 2005, ALLTEL completed the wireless property transaction with Cingular. In connection with this transaction, ALLTEL paid Cingular $165.0 million in cash. The cash consideration paid by ALLTEL and the assets acquired by ALLTEL in this transaction represented approximately one percent and two percent of ALLTEL's consolidated total assets at December 31, 2004, respectively. In addition, the net pre-tax impact of the Cingular transaction to ALLTEL's consolidated results of operation would be approximately $35 million, which represents 2 percent of ALLTEL's consolidated income before taxes for the year ended December 31, 2004. Given the overall immateriality of the properties acquired from Cingular in relation to ALLTEL's consolidated financial position and results of operations, ALLTEL does not believe that the transaction with Cingular constitutes a significant acquisition requiring inclusion in the pro forma financial statements presented in the Form S-4 as the transaction meets none of the significance conditions outlined in Rule 1.02(w) of Regulation S-X. Additionally, because ALLTEL determined this transaction to be immaterial, ALLTEL did not request from Cingular for the properties acquired in this transaction historical detailed financial statements as of and for the year ended December 31, 2004, and such financial information would not be readily available.

SEC Comment #47

To provide transparency, please include a separate column for each transaction depicted in your pro forma financial statements. In this regard, present the pro forma impact of the issuance of 25.0 million shares of ALLTEL common stock to settle the purchase contract obligation related to the equity units and the transaction with Cingular first, followed by a subtotal column to depict ALLTEL on a pro forma basis prior to the merger with Western Wireless. You should then present in separate columns Western Wireless historic information and the merger adjustments followed by a final pro forma column to give effect to the merger and the other transactions.

Response

The pro forma financial statements have been revised to present in a separate column the effects of the settlement of the purchase contract obligation related to the equity units and a subtotal column to depict ALLTEL on a pro forma basis prior to the merger with Western Wireless. See response to Comment No. 46 for ALLTEL's reasons for excluding the Cingular transaction from the pro forma financial information presented in the Form S-4.

SEC Comment #48

Specifically disclose in footnote (k) that both ALLTEL and Western Wireless actually earned 1.4% on their cash and short-term investments during the year-ended December 31, 2004, and advise in your response letter what rate each company earned on these investments.

Response

The footnote to the pro forma combined income statement (footnote (n)) has been revised to specifically disclose the investment rate earned by ALLTEL and Western Wireless on their cash and short-term investments during the year ended December 31, 2004. For that annual period, ALLTEL earned 1.4% on its cash and short-term investments, and Western Wireless earned 1.45% on its cash and short-term investments.

The Annual Meeting, page 129

Other Matters, page 131

SEC Comment #49

Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meeting," as described in Rule 14a-4(c)(7). We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.

Response

The Form S-4 is amended by adding a Section titled "Postponement or Adjournment for the Purpose of Obtaining Additional Votes for the Merger" on page 133. The proxy card filed with the Amendment to Form S-4 also reflects adjournment for such purpose as a separately enumerated item.

SEC Comment #50

Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph and the proxy card to include this language.

Response

The Form S-4 is amended by revising the paragraph to the Section titled "Other Matters" on page 136. The proxy card filed with the Amendment to Form S-4 also includes this language.

Annex A - Agreement and Plan of Merger

SEC Comment #51

As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish to us a copy of any omitted schedule upon request.

Response

The Form S-4 is amended by revising the description of Exhibit 2.1 in the Exhibit Index on page II-1.

ALLTEL Form 10-K for the fiscal year ended December 31, 2004

Financial Statement and Notes

Note 1. Summary of Significant Accounting Policies, pages F-47 to F-53

SEC Comment #52

We note that the company's wireline subsidiaries, except for certain acquired operations, follow the accounting for regulated enterprises prescribed by SFAS No. 71. We also note on page 15 that most states in which ALLTEL's ILEC subsidiaries operate have adopted alternatives to rate-of-return regulation and consequently, the company has elected an alternative rate regulation for certain of its ILEC subsidiaries. We do not understand how the alternative rate regulation plans, described on pages 16 and 17, result in a rate that meets the subparagraph 5.b. of SFAS No. 71 condition that regulated rates must be designed to recover the company's specific subsidiaries' costs of providing the regulated services. Note in paragraph 65 of SFAS No. 71 where the Board explains that there must be a cause-and-effect relationship between the enterprise's costs and its revenues. We do not understand how the rates charged by your subsidiaries in states where rates are capped, such as in Ohio and Texas, or capped for certain services and limited to a percentage of the inflation rate for others, are directly affected by your subsidiaries costs. Tell us in your response letter why you did not discontinue the application of FASB Statement No. 71, and apply the guidance in FASB Statement No. 101, when the company elected alternative regulation for certain of the ILEC subsidiaries or revise. If you continue to believe your ILEC subsidiaries meet the paragraph 5 conditions you should explain to us in detail the basis for this conclusion. Please include in your response an analysis, by subsidiary, explaining how each subsidiary's rates are specifically designed to recover the subsidiary's costs of providing services.

Response

Although ALLTEL has elected alternatives to rate-of-return regulation for certain of its ILEC subsidiaries, ALLTEL continues to believe that the current regulatory and competitive landscapes in which these subsidiaries operate support the continued application of the accounting for regulated enterprises prescribed by SFAS No. 71. As further discussed below, a substantial portion of ALLTEL's ILEC revenues are either directly subject to rate-of-return regulation or are supported by rates that have been established by state Public Service Commissions ("PSCs") under alternative regulation plans that use a pricing methodology consistent with rate-of-return regulation. In concluding on the appropriateness of the continued applicability of SFAS No. 71 to its ILEC operations, ALLTEL considered the following factors:

  For interstate telecommunications services provided by each of ALLTEL's ILEC subsidiaries, except for the Kentucky properties acquired in 2002 and the Nebraska operations acquired in 1999, the rates charged for these interconnection services remain subject to rate-of-return regulation imposed by the Federal Communications Commission. Accordingly, the rates charged for interconnection services, except for the Kentucky and Nebraska properties, have been designed to recover the specific costs of the subsidiaries, consistent with paragraphs 5(a) and 5(b) of SFAS No. 71. The acquired Kentucky and Nebraska properties, which are subject to price-cap regulation, had formally elected to discontinue the application of SFAS No. 71 prior to ALLTEL acquiring these operations. In the aggregate, revenues earned from interstate revenues comprised approximately 24 percent of the total revenues earned by the ILEC subsidiaries for the year ended December 31, 2004.
  For intrastate telecommunications services provided by ALLTEL's ILEC subsidiaries in Mississippi, Missouri, New York, and Oklahoma, the rates charged are subject to rate-of-return regulation imposed by the state PSC. Accordingly, the rates charged for intrastate services for its ILEC subsidiaries in these four states have been designed to recover the specific costs of the subsidiaries, consistent with paragraphs 5(a) and (b) of SFAS No. 71.
  For intrastate telecommunications services, ALLTEL's ILEC subsidiaries in Alabama and Ohio operate under alternative regulation plans that permit the state PSCs to revert the subsidiaries back to rate-of-return regulation. In addition, in each of these states, the rate setting process that established the rates that took effect when the alternative regulation plan became effective were generally similar to the rate-setting process under rate-of-return regulation, in that the PSCs reviewed the ILEC subsidiary's costs and earnings to allow for a reasonable rate-of-return when establishing the initial intrastate rates that would be charged under the alternative regulation plans. Because the alternative regulation plans in the states of Alabama and Ohio follow a pricing methodology that is consistent with rate-of-return regulation, ALLTEL concluded that the intrastate service rates for its ILEC subsidiaries in these two states have been designed to recover the specific costs of the subsidiaries, consistent with paragraphs 5(a) and (b) of SFAS No. 71.
  For intrastate telecommunications services, ALLTEL's ILEC subsidiaries in Arkansas, Florida, Kentucky, North Carolina, Pennsylvania, and Texas that operate under alternative regulation plans are permitted to revert back to rate-of-return regulation. In addition, under each of these plans, ALLTEL may file tariff changes with the regulators to affect increases in intrastate service rates and may thereby recover the specific costs of the subsidiaries. Because the alternative regulation plans in the states of Arkansas, Florida, Kentucky, North Carolina, Pennsylvania, and Texas allow ALLTEL to increase intrastate service rates and respond to increases in specific costs, consistent with rate-of-return regulation, ALLTEL concluded that the intrastate service rates for its ILEC subsidiaries in these states have been designed to recover the specific costs of the subsidiaries, consistent with paragraphs 5(a) and (b) of SFAS No. 71.
  For intrastate telecommunications services, ALLTEL's ILEC subsidiaries in Georgia and South Carolina operate under alternative regulation plans that were created by state statute and generally do not include an expiration date and are not subject to change by the state PSC. Typically, under these plans, intrastate service rates may be adjusted by the change in the approved pricing index specified by the plan. Currently, the intrastate service rates charged by ALLTEL's ILEC subsidiaries in Georgia and South Carolina are adequate to recover the specific costs of the subsidiaries. In the aggregate, revenues earned from intrastate revenues in Georgia and South Carolina comprised less than 13 percent of the total revenues earned by ALLTEL's ILEC subsidiaries for the year ended December 31, 2004, and approximately 3 percent of ALLTEL's consolidated revenues and sales for the year ended December 31, 2004.
  Although ALLTEL's ILEC operations have begun to experience competition in their local service areas, through December 31, 2004, this competition has not had a material adverse effect on the results of operations of ALLTEL's ILEC operations because the intrastate service rates have been designed to recover the specific costs of the ILEC subsidiaries. With few exceptions, ALLTEL's ILEC subsidiaries charge their customers the maximum allowed rates for basic and non-basic tariffed services. On an individual case basis, contracts may be negotiated with large customers to provide for reduced pricing levels based on usage.

In addition to determining that ALLTEL's current regulatory and competitive landscapes support the continued application of SFAS No. 71 accounting for its ILEC operations, ALLTEL has not experienced any of the other warning signals that may indicate that SFAS No. 71 is no longer appropriate. Such warning signals would include:

  Excess capacity;

  Substantial regulatory disallowances;

  Proposed or actual rulemakings that are designed to stimulate competition and/or design rates that are based on other than pure cost of service concepts.

For the reasons discussed above, ALLTEL continues to believe that the continued application to its ILEC subsidiaries of the accounting for regulated enterprises prescribed by SFAS No. 71 is appropriate.

SEC Comment #53

In addition, we note on page 12 that the company's ILEC operations lost 3% of their customer access lines during 2004, the company expects this trend to continue in 2005, and the company is bundling regulated services with unregulated services and offering customers bundled pricing. In light of these circumstances, it is unclear how the company's ILEC subsidiaries meet the condition in subparagraph 5c of FASB Statement No. 71. Refer to the guidance in paragraphs 66-69 of SFAS No. 71 and advise in your response letter.

Also, with respect to each of your wireline subsidiaries that follow the accounting prescribed in SFAS No. 71, tell us in your response letter if they actually charge customers the maximum rates permitted for basic and non-basic services in all situations. If not in all situations, please explain why and tell us in your response letter if this reflects the long-term competitive environment in which they operate.

Response

Although ALLTEL's ILEC operations have begun to bundle regulated services with unregulated services at packaged rates in response to consumer demand, the local service component of the bundled package is not discounted from the approved tariffed rates. The rates charged for basic local service by ALLTEL's ILEC subsidiaries have been designed to recover the specific costs of the subsidiaries, and with few exceptions, ALLTEL charges customers the maximum rates permitted for basic and non-basic services. As outlined in ALLTEL's response to SEC Comment No. 52, these exceptions relate to price reductions based on usage that are negotiated by ALLTEL with large customers. Each of ALLTEL's ILEC subsidiaries in 2004 generated solid operating margins and generated positive operating cash flows sufficient to fund the subsidiaries' day-to-day operations and to fund their capital expenditure requirements. Based on ALLTEL's five-year forecast, the company expects each of the ILEC subsidiaries to continue to generate solid operating margins and sufficient cash flows to fund their future operating and capital expenditure requirements. Considering these factors and consistent with the criteria discussed in paragraph 5(c) and paragraphs 66-69 of SFAS No. 71, ALLTEL has concluded that the market for its regulated basic local telecommunication services currently supports pricing levels that are sufficient to recover ALLTEL's operating costs and capitalized investment in property, plant and equipment. ALLTEL acknowledges that as a result of changes in regulation, legislation or competition, ALLTEL's ILEC operations may no longer qualify for the application of SFAS No. 71 in the near future. Accordingly, as disclosed in ALLTEL's Form 10-Q and Form 10-K filings, on a quarterly basis, ALLTEL reviews the criteria to determine whether the continuing application of SFAS No. 71 is appropriate.

SEC Comment #54

Please identify for us in your response letter the company's reporting units used for recognition and measurement of goodwill impairment loss determined in accordance with FASB Statement No. 142. Also, please provide us a copy of your most recent test of goodwill impairment.

Response

ALLTEL is organized based on the products and services that it offers. Under this organizational structure, ALLTEL's communications operations consist of its wireless, wireline and communications support services segments. ALLTEL's wireless segment consists of the company's cellular, PCS and paging operations. The wireline segment consists of ALLTEL's incumbent local exchange carrier ("ILEC"), competitive local exchange carrier ("CLEC") and Internet access operations. Communications support services consist of ALLTEL's long-distance and network management services, communications products, directory publishing operations and the retained telecommunications information services operations of ALLTEL Information Services, Inc. that were not sold to Fidelity National Financial, Inc. on April 1, 2003.

In accordance with the definition of a reporting unit outlined in paragraph 30 of FASB Statement No. 142, ALLTEL has concluded that its operations would be classified into the following reporting units:

    Wireless services (includes paging and PCS)
    Wireline services (includes ILEC and cable television)
    Long-distance services (includes network management services)
    Internet access services
    Competitive local exchange services
    Telecommunications information services
    Communications products
    Directory publishing operations

Note that each of the above reporting units represents a separate component of ALLTEL's operations for which discrete financial information is prepared and reviewed by senior management.

ALLTEL has established as its formal accounting policy that the annual impairment review for goodwill and other indefinite-lived intangible assets will be conducted as of the beginning of each fiscal year. Enclosed as Exhibit A to this response is a copy of ALLTEL's annual goodwill impairment analysis completed as of January 1, 2005 completed by a third-party valuation firm.

SEC Comment #55

We note on page F-51 that included in accounts receivable are unbilled receivables of $153.5 million at December 31, 2004. Please summarize for us in your response letter, in quantified detail, the types of revenues that make up this balance and explain to us why these amounts were unbilled at year-end. Provide sufficiently detailed disclosure in future filings.

Response

Unbilled receivables at December 31, 2004 and 2003 related primarily to ALLTEL's communications and directory publishing operations. As discussed in ALLTEL's revenue recognition policy disclosure in Note 1, wireless access and wireline local access revenues are recognized over the period that the corresponding services are rendered, while revenues derived from other telecommunications services, including interconnection, long-distance and custom calling features, are recognized monthly as services are provided. Because customers are billed for those services at various points during the monthly billing cycle, an accrual is recorded at the end of each period to recognize revenues earned during the period but not yet billed. Unbilled receivables related to communications revenues earned but not billed as of December 31, 2004 totaled $85.5 million.

In addition, as also discussed in ALLTEL's revenue recognition policy disclosure in Note 1, ALLTEL Publishing recognizes directory publishing and advertising revenues and related directory costs when the directories are published and delivered. For directory contracts with a secondary obligation, ALLTEL Publishing defers a portion of its revenues and related directory costs until secondary delivery occurs. Pursuant to standard industry practice, advertising customers are billed monthly over a one year period. Unbilled receivables related to directory advertising revenues earned but not billed as of December 31, 2004 totaled $64.0 million.

ALLTEL will revise its revenue recognition disclosure in its 2005 Form 10-K filing to include additional discussion of unbilled receivables as follows (changes are underlined):

Revenue Recognition - Communications revenues are primarily derived from usage of the Company's networks and facilities. Wireless access and wireline local access revenues are recognized over the period that the corresponding services are rendered to customers. Revenues derived from other telecommunications services, including interconnection, long-distance and custom calling feature revenues are recognized monthly as services are provided. Due to varying customer billing cycle cut-off times, the Company must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled receivables related to communications revenues of $85.5 million and $99.5 million at December 31, 2004 and 2003, respectively.

Sales of communications products including wireless handsets and accessories represent a separate earnings process and are recognized when products are delivered to and accepted by customers. Effective January 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", for all new arrangements entered into on or after that date. Prior to the adoption of EITF 00-21, for transactions involving both the activation of service and the sale of equipment, the Company recognized revenues as follows: Fees assessed to communications customers to activate service were deferred and recognized over the expected life of the customer relationship, which was generally three years. Direct incremental customer acquisition costs incurred in the activation of service were deferred up to the amount of the related revenues. Costs in excess of the deferred activation revenues were expensed as incurred. Upon adoption of EITF Issue No. 00-21, the Company ceased deferral of fees assessed to wireless communications customers to activate service and direct incremental customer acquisition costs incurred in the activation of service and instead began recognizing both at the point of sale. Wireless activation fees and related direct incremental customer acquisition costs deferred prior to the adoption of EITF Issue No. 00-21 continue to be recognized over the remaining expected life of the customer relationship.

ALLTEL Publishing recognizes directory publishing and advertising revenues and related directory costs when the directories are published and delivered. For directory contracts with a secondary delivery obligation, ALLTEL Publishing defers a portion of its revenues and related directory costs until secondary delivery occurs. Included in accounts receivable are unbilled receivables related to directory advertising revenues earned but not yet billed of $64.0 million and $55.4 million at December 31, 2004 and 2003, respectively. The royalties paid by ALLTEL Publishing to the Company's regulated wireline subsidiaries (excluding the acquired operations in Kentucky and Nebraska) are recognized as revenue over the life of the corresponding contract, which is generally twelve months.

Note 10. Gain on Disposal of Assets, Write-Down of Investments and Other, page F-68

SEC Comment #56

Explain to us in your response letter, in detail, why you did not treat the sale of certain assets and related liabilities to Convergys as a discontinued operation in accordance with FASB Statement No. 144.

Response

Pursuant to paragraph 42 of FASB Statement No. 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be eliminated) from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant involvement in the operations of the component after the disposal transaction. The first of these conditions was not met related to ALLTEL's sale of certain assets and related liabilities to Convergys, and accordingly, ALLTEL did not report this transaction as discontinued operations in its consolidated financial statements. As defined in paragraph 41 of Statement No. 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The assets and related liabilities sold to Convergys did not represent the lowest level for which identifiable cash flows were largely independent of the cash flows of other groups of assets and liabilities of ALLTEL's telecommunications information services business evidenced by the fact that the customer contracts sold to Convergys represented less than 50% of the revenues generated by ALLTEL's telecommunications information services business during the year ended December 31, 2003. Following the sale to Convergys, ALLTEL has continued to provide telecommunications information services to select customers.

SEC Comment #57

Explain to us in your response letter the nature of the wireless property in Pennsylvania sold to Verizon in 2002 and your basis for not treating it as a discontinued operation in accordance with FASB Statement No. 144.

Response

In December 2002, ALLTEL sold to Verizon its 57.13 percent majority ownership interest in Pennsylvania RSA No. 6(I) Limited Partnership (the "Partnership"). ALLTEL did not report the Partnership as discontinued operations due to the immateriality of the Partnership's operations to ALLTEL's consolidated financial position and results of operations for each of the three years in the period ended December 31, 2002. For the years ended December 31, 2002, 2001 and 2000, the net income generated by the Partnership was $1.2 million, $3.3 million and $3.0 million, respectively. In addition, as of December 31, 2002 and 2001, total assets of the Partnership totaled $3.5 million and $8.9 million, respectively. These amounts represented approximately one-tenth of one percent of ALLTEL's consolidated net income and total assets in each of the respective reporting periods.

Note 15. Agreement to Lease Cell Site Towers:

SEC Comment #58

We note that American Tower paid the rents due under the fifteen-year lease in advance. Also, American Tower has the option to purchase the towers for additional consideration at the end of the lease term. Please summarize for us in your response letter all of the significant terms of your arrangement with American Tower and provide us your detailed analysis of these terms and the applicable accounting literature in support of your treatment of the sublease arrangement with American Tower as an operating lease. You should explain to us in detail why you do not consider the arrangement to be a sales type lease.

Response

As discussed in Note 15, in December 2000, ALLTEL entered into a 15-year agreement with American Tower. Under that agreement, American Tower paid ALLTEL $300,000 per tower at the commencement of the lease term for the right to manage, maintain and remarket the remaining space on 1,773 towers. In addition, American Tower assumed responsibility for paying rent to the landowner for those towers built on leased land. ALLTEL maintained ownership of the towers, and agreed to pay American Tower a fee totaling $1,200 per tower per month, subject to escalation based on the change in the Consumer Price Index, not to exceed five percent annually, for management and maintenance services. At the end of the lease term, American Tower has the right to purchase all of the towers included in the transaction as a group. The purchase option may be settled in either cash totaling $42,844 per tower or 769 shares of American Tower Class A common stock per tower, valued at $27,500 per tower at the inception of the lease. The form of the purchase consideration is in ALLTEL's sole discretion.

Of the total towers leased to American Tower, approximately one third were built on land owned by ALLTEL. Paragraph 22(c) of FASB Statement No. 98, "Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases", and Emerging Issues Task Force ("EITF") Issue No. 00-11, "Meeting the Ownership Transfer Requirements of FASB Statement No. 13, Accounting for Leases, for Leases of Real Estate", state that for a lease of real estate to be classified as a sales type lease by the lessor, the criteria under paragraph 7(a) of FASB Statement No. 13 must be met. Because the lease agreement does not transfer ownership to American Tower at the end of the lease term, the criteria in paragraph 7(a) is not met. As it relates to the lease of towers built on land owned by a third party, paragraph 7(c) of FASB Statement No. 98 notes that in order to be accounted for as a sales type lease, the seller-lessor in a sale-leaseback transaction must not have any continuing involvement in the property. Paragraph 13(a) of that statement provides as an example of continuing involvement the situation in which "The seller-lessee enters into a sale-leaseback transaction involving property improvements or integral equipment without leasing the underlying land to the buyer-lessor." Due to the significant costs involved in removing a tower from one location and redeploying it in another, pursuant to the guidance in FASB Interpretation No. 43, "Real Estate Sales: An Interpretation of FASB Statement No. 66", and EITF Issue No. 00-13, "Determining Whether Equipment is 'Integral Equipment' Subject to FASB Statements No. 66 and No. 98", the towers constitute integral equipment. In addition, although American Tower assumed responsibility for payment of the underlying ground rent, ALLTEL cannot lease the underlying land directly to American Tower because ALLTEL did not own the land. Therefore, the criteria in paragraph 7(c) of FASB Statement No. 98 is not met. As a result, because neither the lease of towers on land owned by ALLTEL nor the lease of towers on land owned by third parties qualifies as a sales type lease, the lease agreement with American Tower has been accounted for as an operating lease.

SEC Comment #59

Please quantify for us in your response letter the carrying value of the leased towers as of the inception of the lease.

Response

At the inception of the lease, the carrying value of the leased towers was $164.6 million.

SEC Comment #60

Disclose in Note 15, in quantified detail, the nature and terms of American Tower's purchase option.

Response

Given that American Tower cannot exercise the purchase option on any of the towers until 2016, ALLTEL does not believe disclosing the specific nature and terms of the purchase option represents a material disclosure item which would require ALLTEL to amend its 2004 Form 10-K filing. However, in response to your comment, ALLTEL will revise its 2005 Form 10-K filing to include the following disclosure related to American Tower's purchase option (changes are underlined):

In 2000, ALLTEL signed a definitive agreement with American Tower Corporation ("American Tower") to lease to American Tower certain of the Company's cell site towers in exchange for cash paid in advance. Under terms of the fifteen-year lease agreement, American Tower assumed responsibility to manage, maintain and remarket the remaining space on the towers, while ALLTEL maintained ownership of the cell site facilities. ALLTEL is obligated to pay American Tower a monthly fee for management and maintenance services for the duration of the agreement amounting to $1,200 per tower per month, subject to escalation not to exceed five percent annually. American Tower has the option to purchase the towers for additional consideration totaling $42,844 per tower in cash or, at ALLTEL's election, 769 shares of American Tower Class A common stock per tower at the end of the lease term. Upon completion of this transaction, the Company had leased 1,773 cell site towers to American Tower and received proceeds of $531.9 million. Proceeds from this leasing transaction were recorded by ALLTEL as deferred rental income and are recognized as service revenues on a straight-line basis over the fifteen-year lease term.

Note 16. Business Segment, page F-75

SEC Comment #61

It is unclear to us how your segment disclosures comply with SFAS No. 131. It appears that your chief operating decision maker may assess performance at a level lower than your identified operating segments. Please identify for us in your response letter your chief operating decision maker and describe for us all the information he reviews when making decisions about resources to be allocated and when assessing performance. Provide us a copy of each of these reports. Also, to assist us in our understanding of your operations, please provide us in your response letter an organizational chart of the company that identified the various levels of management and summarize for us the responsibilities of each manager.

Response

ALLTEL's Chief Operating Decision Maker ("CODM") is comprised of the members of the executive management team of ALLTEL Corporation and include the President and CEO, the Group Presidents of Operations and Shared Services, the Chief Financial Officer and the EVP - External Affairs, General Counsel and Secretary. (See Exhibit B for ALLTEL's organizational chart.) In order to assess ALLTEL's operating performance and to support the strategic direction of the company, the CODM reviews a monthly consolidated reporting package which includes the consolidated financial statements and detailed financial and operational information about each reportable segment - wireless, wireline and communication support services. (See Exhibit C) Additionally, the segment managers receive a more detailed package with financial, statistical and performance measurements for the operating segments. Although only the executive summaries of the wireless and wireline operations are reviewed with the CODM during monthly operations review meetings, this additional information is provided as a reference tool to the CODM. (See Exhibit D)

As noted in response to SEC comment No. 54, ALLTEL's wireless segment consists of the company's cellular, PCS and paging operations. The CODM allocates resources to and assesses the results of wireless as a whole without regard to the individual product offerings. As such, wireless is an operating segment as defined in paragraph 10 of SFAS 131.

ALLTEL's wireline segment consists of ALLTEL's incumbent local exchange carrier, competitive local exchange carrier and Internet access operations. Because each of the wireline operations provides local voice and/or data services for customers primarily within its franchise territories, these segments meet the aggregation criteria outlined in paragraph 17 of SFAS 131.

ALLTEL's communications support services segment consists of the company's long-distance and network management services, communications products, directory publishing operations and telecommunications information services. The support services are combined in accordance with paragraph 21 of SFAS 131 and represent the other business activities of the company. Accordingly, the revenues for each of these activities are separately reported in the notes to ALLTEL's consolidated financial statements.

Exhibit 31(a) and Exhibit 31(b)

SEC Comment #62

We note that you have omitted introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the verifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). That language must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please amend your Form 10-K in its entirety and include complete certifications in the form specified. See SEC Release No. 33-8545 (March 2, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8545.htm.

Response

ALLTEL acknowledges that language in paragraph 4 of the Section 302 certifications was unintentionally omitted when the Form 10-K was filed, and that the CEO and CFO are responsible for establishing and maintaining ALLTEL's internal control over financial reporting. ALLTEL has revised its forms of certification to ensure that this omission does not occur again and respectfully requests that ALLTEL be permitted to correct this omission on a prospective basis, rather than amending the 2004 Form 10-K.

EXHIBIT A

Annual Goodwill Impairment Analysis

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION

PAGE NUMBERS A-1 THROUGH A-55

EXHIBIT B

Organizational Chart

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION

PAGE NUMBER B-1

EXHIBIT C

Monthly Consolidated Reporting Package

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION

PAGE NUMBERS C-1 THROUGH C-55

EXHIBIT D

Operating Segment Additional Information

CONFIDENTIAL TREATMENT REQUESTED BY ALLTEL CORPORATION

PAGE NUMBERS D-1 THROUGH D-275